                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                        LEARNING TREE INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   522015 10 6
                                 (CUSIP Number)

                             THEODORE E. GUTH, ESQ.
                         GUTH ROTHMAN & CHRISTOPHER, LLP
                        10866 WILSHIRE BLVD., SUITE 1250
                              LOS ANGELES, CA 90024
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 17, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 16 Pages)


-----------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
 CUSIP No. 522015 10 6 9              13D
----------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DCMA Holdings, L.P.  95-4731724
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:

                            2,200,000
    NUMBER OF         ----------------------------------------------------------
      SHARES          8   SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY               0
       EACH           ----------------------------------------------------------
    REPORTING         9   SOLE DISPOSITIVE POWER:
      PERSON
       WITH                 2,200,000
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,200,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         10.10%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:

         PN
--------------------------------------------------------------------------------

----------------------------
 CUSIP No. 522015 10 6 9              13D
----------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mary C. Collins      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:

                            208,140
    NUMBER OF         ----------------------------------------------------------
      SHARES          8   SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY               2,428,320
       EACH           ----------------------------------------------------------
    REPORTING         9   SOLE DISPOSITIVE POWER:
      PERSON
       WITH                 208,140
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:

                            2,428,320
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,636,460
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

         See footnotes to chart in Item 5(a)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         12.10%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:

         IN
--------------------------------------------------------------------------------

----------------------------
 CUSIP No. 522015 10 6 9              13D
----------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         David C. Collins     ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:

                            3,161,650
    NUMBER OF         ----------------------------------------------------------
      SHARES          8   SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY               2,428,320
       EACH           ----------------------------------------------------------
    REPORTING         9   SOLE DISPOSITIVE POWER:
      PERSON
       WITH                 3,161,650
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:

                            2,428,320
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,589,970
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

         See footnotes to chart in Item 5(a)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         25.65%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:

         IN
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.

               This statement relates to the common stock, $.0001 par value (the "Common Stock") of Learning Tree International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6053 West Century Boulevard, Los Angeles, California 90045.


Item 2.        Identity and Background.

               This statement is being filed jointly by DCMA Holdings, LP, a California limited partnership ("DCMA"), David C. Collins, and Mary C. Collins. David C. Collins and Mary C. Collins, husband and wife, are the general partners of DCMA. The address of Dr. Collins, Ms. Collins, and DCMA is 2814 Motor Avenue, Los Angeles, California 90064. Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company. Ms. Collins is the Company's Vice President - Administration and Investor Relations, and Assistant Secretary. During the past five years, none of DCMA, Dr. Collins or Ms. Collins has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Dr. Collins and Ms. Collins are citizens of the United States.


Item 3.        Source and Amount of Funds or Other Consideration.

               On May 17, 1999, Dr. Collins transferred 2,200,000 shares of Common Stock (the "Shares"), constituting his separate property, to himself and Ms. Collins as community property. Dr. Collins and Ms. Collins then transferred the Shares to DCMA. No consideration was paid to Dr. Collins or Ms. Collins for the Shares.

Item 4.        Purpose of Transaction.

               The Shares were contributed to DCMA. DCMA holds the Shares for investment purposes only, and does not contemplate any efforts to change the Company's business or corporate structure.


Item 5.        Interest in Securities of the Issuer.

               (a) According to the Company's Report on Form 10-Q for the three-month period ending March 31, 1999, the number of shares of Common Stock outstanding as of May 5, 1999 was 21,788,407. The chart and notes below set forth the number of shares of Common Stock beneficially owned (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) by DCMA, Dr. Collins and Ms. Collins.

-----------------------------------------------------------------------------
     STOCKHOLDER                                      NUMBER OF SHARES
-----------------------------------------------------------------------------
     David C. Collins                                    3,389,970(1)
-----------------------------------------------------------------------------
     Mary C. Collins                                       436,460(2)
-----------------------------------------------------------------------------
     DCMA Holdings, L.P.                                 2,200,000
-----------------------------------------------------------------------------
     Total                                               6,026,430
-----------------------------------------------------------------------------

        (1) This amount includes 223,320 shares of Common Stock owned by the Collins Family Foundation, of which Dr. Collins and Ms. Collins are directors, and 5,000 shares of Common Stock owned by the Collins Charitable Remainder Unitrust, of which Dr. Collins and Ms. Collins are trustees. Dr. Collins and Ms. Collins disclaim beneficial ownership of these shares. In order to avoid double counting, this amount excludes the 2,200,000 Shares contributed to DCMA. Ownership of these shares is reflected in the amount attributed to DCMA. Dr. Collins and Ms. Collins disclaims beneficial ownership of the Shares.

        (2) As a director of the Collins Family Foundation and a trustee of the Collins Charitable Remainder Unitrust, Ms. Collins, together with Dr. Collins, is deemed to beneficially own the 223,320 shares of Common Stock held by the Collins Family Foundation, as well as the 5,000 shares of Common Stock owned by the Collins Charitable Remainder Unitrust. Ms. Collins disclaims beneficial ownership of these shares. In order to avoid double counting, the 2,200,000 Shares contributed to DCMA are excluded from the number of shares attributed to Ms. Collins in the table above. Ownership of these shares is reflected in the amount attributed to DCMA.

        Based upon the number of shares set forth in the Report on Form 10-Q, the shares beneficially owned by DCMA, Dr. Collins and Ms. Collins (as adjusted to avoid double counting of shares) represented approximately 26.61% of the outstanding of the Common Stock as of May 17, 1999.

               (b) The following chart and notes set forth the shares of Common Stock as to which DCMA, Dr. Collins and Ms. Collins have sole and shared voting and dispositive power.

--------------------------------------------------------------------------------
                                  SOLE VOTING AND         SHARED VOTING AND
     STOCKHOLDER                  DISPOSITIVE POWER       DISPOSITIVE POWER
--------------------------------------------------------------------------------
     David C. Collins             3,161,650               2,428,320(1)
--------------------------------------------------------------------------------
     Mary C. Collins                208,140               2,428,320(1)
--------------------------------------------------------------------------------
     DCMA Holdings, L.P.          2,200,000                       0
--------------------------------------------------------------------------------

(1) This amount consists of the 2,200,000 Shares contributed to DCMA, 223,320 shares of Common Stock held by the Collins Family Foundation, of which Dr. Collins and Ms. Collins are directors, and 5,000 shares of Common Stock held by the Collins Charitable Remainder Unitrust, of which Dr. Collins and Ms. Collins are trustees.

               (c) During the past sixty (60) days, none of DCMA, Dr. Collins or Ms. Collins has effected any transaction in the Common Stock of the Company, other than the transfer of the Shares described in Item 2.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Dr. Collins is a party to a Stockholders' Agreement, dated as of October 1, 1995, with Eric R. Garen, President and a director of the Company. The Stockholders' Agreement provides that (i) with respect to any transfer of shares of Common Stock by a party, the non-transferring stockholder shall have a right of first refusal if such transfer is not made to certain affiliates or pursuant to either an underwritten public offering or Rule 144 of the Securities Act (a "restricted transfer"), and (ii) no restricted transfer to any person or group involving more than 5% of the then outstanding Common Stock may be effected without the prior consent of the non-transferring stockholder.

Item 7.        Materials to be Filed as Exhibits.

               Stockholder Agreement dated as of October 1, 1995.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 3, 1999



/s/  Mary C. Collins
-------------------------------------
Mary C. Collins,
for herself and as a general partner
of DCMA Holdings, L.P.



/s/ David C. Collins
-------------------------------------
David C. Collins,
for himself and as a general partner
of DCMA Holdings, L.P.

                                                                       EXHIBIT A


                             STOCKHOLDERS AGREEMENT


        This Stockholders Agreement (the "Agreement") is entered into as of October 1, 1995 by and between David C. Collins and Eric R. Garen (together, the "Stockholders"), with reference to the following facts:

        WHEREAS, Dr. Collins and Mr. Garen each own 4,977,600 shares of the Class A Common Stock, $0.0001 par value, of Learning Tree International, Inc., a Delaware corporation (the "Company").

        WHEREAS, the Company is engaged in a proposed initial public offering (the "Public Offering") pursuant to which, among other things, the two classes of its common stock will be converted into one class designated Common Stock $0.0001 par value (the "Common Stock") and Messrs. Collins and Garen will offer and sell 165,000 and 335,000 shares of Common Stock, respectively.

        WHEREAS, the Stockholders desire to enter into this Agreement in order to set forth their respective rights and obligations with respect to the shares of Common Stock they will own following the Public Offering.

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1. Definitions.

                1.1 Related Transferee. "Related Transferee" shall mean a Stockholder's spouse, adult lineal descendants, the adult spouses of his lineal descendants, an inter vivos trust, trusts solely for the benefit of such Stockholder's spouse or such Stockholder's minor or adult lineal descendants, and in the event of death, his personal representatives (in their capacities as such), estate and named beneficiaries.

                1.2 Shares. "Shares" shall mean all shares of Common stock currently owned or hereinafter acquired by the Stockholders, all securities received in replacement of such shares or as stock dividends or splits, all securities received in replacement of such shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities to which the Stockholders are or become entitled by reason of their ownership of such shares. An individual Stockholder's portion of the Shares shall also be referred to as the "Shares."

                1.3 Transfer. "Transfer" shall mean any sale, transfer, assignment, hypothecation, encumbrance or other disposition, whether voluntary or involuntary, directly or indirectly, or by gift, bequest or otherwise, to or for the benefit of one person or entity or a "group" (as such term is defined under Section 13(d)(3) under the Securities Exchange Act of 1934, as amended), whether in one transaction or a series of related transactions with such person, entity or group.

        2. Term of the Agreement. This Agreement shall become effective on the date of the closing of the Public Offering, and shall remain in full force and effect unless and until terminated by agreement of the parties. If the Public Offering is not consummated by February 1, 1996, this Agreement shall never go into effect.

        3. Restrictions on Transfer. Subject to Section 5 hereof and in addition to the requirements of Section 4 hereof, the Stockholders agree that neither Stockholder may execute a Transfer that constitutes over five percent (5%) of the total number of shares of Common Stock issued and outstanding at any time except with the prior written consent of the other Stockholder.

        4. First Refusal Rights.

                4.1 Bona Fide Offer. Subject to Section 5 hereof, each Stockholder agrees that such Stockholder will not Transfer any Shares at any time except in accordance with the following.

                        4.1.1 If such Stockholder shall have received a bona fide arm's length written offer (a "Bona Fide Offer") that such Stockholder desires to accept from an independent party unrelated to such Stockholder (the "Outside Party") for the purchase of any or all of the Shares held by such Stockholder, such Stockholder (the "Selling Stockholder") shall give a notice in writing (the "Option Notice") to the other Stockholder (the "Non-selling Stockholder") setting forth such desire, which notice shall set forth at least the name and address of the Outside Party and the price and terms of the Bona Fide Offer and be accompanied by a copy of the Bona Fide Offer.

                        4.1.2 Upon the giving of such Option Notice, the Non-selling Stockholder shall have an option to purchase all of the Shares specified in the Option Notice, said option to be exercised within the later of 30 days after the giving of such Option Notice or 15 days after the determination of the fair market value (as defined below) of the consideration offered by the Outside Party, if applicable, by giving a counter-notice to the Selling Stockholder. If the Non-selling Stockholder elects to purchase all of such Shares, he shall be obligated to purchase, and the Selling Stockholder shall be obligated to sell, such Shares at the price and terms indicated in the Bona Fide Offer, except that (A) the closing of the purchase by the Non-selling Stockholder shall be held on the 45th day after the giving of the Option Notice (or if such day is not a business day, on the next following business day) at 10:30 a.m., Los Angeles time, at the principal executive office of the Company, or at such other time and place as may be mutually agreed to by the Non-selling Stockholder and the Selling Stockholder, and (B) if the consideration offered by the Outside Party in the Bona Fide Offer consists of property other than cash, then the Non-selling Stockholder shall pay for the Shares in cash in an amount equal to the fair market value of such consideration.

                                For purposes of this Section 4.1, the "fair
market value" of any non-cash consideration offered by the Outside Party shall be determined by mutual agreement of the Stockholders; and if the Stockholders are unable to so agree, the fair market value shall be determined, prior to the time for the exercise of the option by the Non-selling Stockholder, by an independent appraiser experienced in making valuations of such sort who is mutually agreed upon by the Selling and Non-selling Stockholder, or if the Stockholders cannot agree within 15 days, by the firm of Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") if it is then available, or if Houlihan Lokey is not available by a nationally-recognized firm. Such determination by the independent appraiser shall be final, binding upon and non-appealable by the Stockholders. The Stockholders shall share equally the cost and expenses incurred in connection with the determination made by the independent appraiser.

                        4.1.3 If the Non-selling Stockholder does not elect to purchase all of the Shares to which the Bona Fide Offer relates as aforesaid, the Selling Stockholder may, at any time within a period of three months from the giving of said Option Notice, Transfer all (but not less than all) of the Shares referred to in the Option Notice to the Outside Party at the price and upon the terms contained in the Bona Fide Offer; provided, however, that in the event such Stockholder has not so Transferred such Shares to the Outside Party within said three-month period, then such Shares thereafter shall continue to be subject to all of the restrictions contained in this Agreement. Any election by the Non-selling Stockholder not to exercise his rights of first refusal hereunder in any instance shall not constitute a waiver of such rights with respect to any other proposed Transfer of Shares.

        5. Exempt Transfers.

                5.1 General. The provisions of this Agreement shall not apply to
(i) any bona fide underwritten offering of Shares pursuant to an effective registration statement under the Act or any bona fide public distribution of Shares pursuant to Rule 144 thereunder; or (ii) any Transfer by a Stockholder to any of his Related Transferees.

                5.2 Related Transferees. Notwithstanding anything to the contrary contained herein, a Stockholder may Transfer such Stockholder's Shares without restriction to such Stockholder's Related Transferees (as defined herein) provided that each such Related Transferee shall first (i) execute a written consent in form and substance satisfactory to the other Stockholder to be bound by all of the provisions of this Agreement as if an original party hereto and (ii) give a duplicate original of such consent to the other Stockholder. In the event of any Transfer by a Stockholder to its Related Transferees of all or any part of such Stockholder's Shares (or in the event of any subsequent Transfer by any such Related Transferee to another Related Transferee of such Stockholder), such Related Transferees shall receive and hold said Shares subject to the terms of this Agreement and the rights and obligations hereunder of the Stockholder from whom such Shares were originally Transferred as though said Shares were still owned by such Stockholder, and any Transfer of Shares such Related Transferees shall be deemed to be a Transfer by such Stockholder for the purposes of this Agreement. There shall be no further Transfer of Shares by a Related Transferee except between and among such Related Transferee, the Stockholder to whom such Related Transferee is related and the other Related Transferees of such Stockholder, or except as permitted by this Agreement.

        6. Notices. All notices or other communications under this Agreement shall be given in writing and shall be deemed duly given and received on the third full business day following the day of the mailing thereof by registered or certified mail or when delivered personally or sent by facsimile transmission to the address of such Stockholder as it appears on the signature page hereof or at such other place as such Stockholder shall have designated by notice as herein provided to the other Stockholders.

        7. Specific Performance. The parties hereby agree that it will be difficult to ascertain the amount of damages in the event of a breach or threatened breach of this Agreement. In the event of a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by either of the parties hereto, the other party shall, in addition to all other remedies, be entitled (without any bond or other security being required) to a temporary and/or permanent injunction, without showing any actual damage or that monetary damages would not provide an adequate remedy, and/or a decree for specific performance, in accordance with the provisions hereof.

        8. Miscellaneous.

                8.1 Entire Agreement. This writing constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except by a written agreement signed by the Stockholders. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature. Anything in this Agreement to the contrary notwithstanding, any modification, waiver or amendment of this Agreement by a written agreement signed by, or binding upon, any Stockholder shall be valid and binding upon any and all persons or entities who may, at any time, have or claim any rights under or pursuant to this Agreement in respect of Shares held by such Stockholder.

                8.2 Legend. The certificates evidencing the Shares held by the Stockholders shall be legended concurrently herewith as follows: "The Shares evidenced by this Certificate are subject to a Stockholders Agreement dated as of October 1, 1995, a copy of which is on file with the Company. Any purported disposition or encumbrance, of any kind, of any of the Shares evidenced by this Certificate which is not in accordance with such Agreement shall be void."

                8.3 Binding Upon Successors. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the Stockholders and their respective successors, assigns, heirs and personal representatives; provided, however, that nothing contained herein shall be construed as granting to any Stockholder the right to Transfer any of Shares except in accordance with this Agreement and any Transferee shall hold such Shares subject to the applicable terms of this Agreement.

                8.4 Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other several provision of this

Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

                8.5 Attorneys' Fees. Should any party to this Agreement commence any litigation concerning any provision of this Agreement or the rights and duties of the parties hereunder, the prevailing party in such proceeding shall be entitled, in addition to such other relief as may be granted, to the attorneys' fees and court costs incurred by reason of such litigation.

                8.6 Section Headings. The section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said sections.

                8.7 Cooperation. Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

                8.8 Spousal Consent. Each of the Stockholders represents that such Stockholder's spouse has signed an Acknowledgement and Agreement of Spouse relating to such Stockholder in the form attached to this Agreement.

                8.9 Singular and Plural Words. Words in the singular shall be read and construed as though in the plural and words in the plural shall be read and construed as though in the singular in all cases where they would so apply.

                8.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

                8.11 Choice of Law. This Agreement shall be deemed to be a contract under the laws of the State of California and for all purposes shall be construed and enforced in accordance with the internal laws of said state without regard to the principles of conflicts of laws.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date written above.

                                            DAVID C. COLLINS

                                            /s/  David C. Collins
                                            ------------------------------------
                                            2814 Motor Avenue
                                            Los Angeles, California 90064

                                            ERIC R. GAREN

                                            /s/  Eric R. Garen
                                            ------------------------------------
                                            2640 Banyan Drive
                                            Los Angeles, California 90049

                     Acknowledgment and Agreement of Spouse


        The undersigned is a spouse of one of the Stockholders and hereby acknowledges that the undersigned has red the foregoing Stockholders Agreement entered into by her spouse, and dated of even date herewith and the undersigned knows its contents. The undersigned is aware that by its provisions, the undersigned's spouse is appointed as agent for any interest that the undersigned may have in the Shares (other than shares of Common Stock for which the undersigned is an owner of record). The undersigned hereby approves the provisions of the Stockholders Agreement, and agrees that those Shares and the undersigned's interest in them, if any, are subject to the provisions of the Stockholders Agreement, and that the undersigned will take no action at any time to hinder operation of the Stockholders Agreement on those Shares or the undersigned's interest in them, if any.


                                            /s/  Nancy J. Garen
                                            ------------------------------------


                                            ------------------------------------
                                            Name


                                            Eric R. Garen
                                            ------------------------------------
                                            Spouse's Name

                     Acknowledgment and Agreement of Spouse


        The undersigned is a spouse of one of the Stockholders and hereby acknowledges that the undersigned has read the foregoing Stockholders Agreement entered into by her spouse, and dated of even date herewith and the undersigned knows its contents. The undersigned is aware that by its provisions, the undersigned's spouse is appointed as agent for any interest that the undersigned may have in the Shares (other than shares of Common Stock for which the undersigned is an owner of record). The undersigned hereby approves the provisions of the Stockholders Agreement, and agrees that those Shares and the undersigned's interest in them, if any, are subject to the provisions of the Stockholders Agreement, and that the undersigned will take no action at any time to hinder operation of the Stockholders Agreement on those Shares or the undersigned's interest in them, if any.



                                            /s/  Mary C. Collins
                                            ------------------------------------
                                            Name


                                            ------------------------------------
                                            Name


                                            David C. Collins
                                            ------------------------------------
                                            Spouse's Name